EXHIBIT 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31, (in millions, except ratios)	2005
Excluding Interest on Deposits
Income before income taxes	$12,215

Fixed charges:
Interest expense	15,074
One-third of rents, net of income from subleases (a)	359

Total fixed charges	15,433

Add: Equity in undistributed loss of affiliates	107

Earnings before taxes and fixed charges, excluding capitalized interest	$27,755

Fixed charges, as above	$15,433

Ratio of earnings to fixed charges	1.80

Including Interest on Deposits
Fixed charges, as above	$15,433
Add: Interest on deposits	10,295

Total fixed charges and interest on deposits	$25,728

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$27,755
Add: Interest on deposits	10,295

Total earnings before taxes, fixed charges and interest on deposits	$38,050

Ratio of earnings to fixed charges	1.48

(a)	The proportion deemed representative of the interest factor.